

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 25, 2017

Thomas Liquard
Chief Executive Officer
Immuron Limited
Suite 1, 1233 High Street
Armdale, Victoriz, Australia 3143

> **Re: Immuron Limited**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed April 10, 2017**
> **File No. 333-215204**

Dear Mr. Liquard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary
Our Pipeline
IMM-529, page 3

1. We note your revised disclosure in response to our prior comment 1 that an IND is not required for Phase 1/2 trials of IMM-529. Please supplementally advise why you believe an IND is not required. Alternatively, please revise your disclosure to state whether you have or have not applied for an IND for IMM-529 and to clarify that Phase 1/2 trials for IMM-529 will not begin until an IND has been granted. Also, please delete reference to IMM-529 being in the IND stage on page 69 so that your disclosure is consistent with the rest of your prospectus.

Management's Discussion and Analysis
Revenue and Other Income, page 51

2. We note the response in your letter dated February 8, 2017 that you do not have an agreement with CVS. Please explain your disclosure on page 51 that you have released your flagship product Travelan in the U.S. "by means of strategic supply agreements with PassportHealth . . . CVS and McKesson . . . ." Please revise your disclosure to explain your specific relationship with each of these companies and clarify, if true, that you do not have direct agreements with these companies. In the alternative, please delete references to these companies.

Business
Overview, page 61

3. We note your statement, "Our lead product candidate, IMM-124E, is a proprietary immunomodulator agent targeted at GI immune mediated diseases including fatty-liver diseases" as well as your statement on page 64 that subjects in the Phase 1 study "demonstrated a beneficial effect on their existing disease." Given that this was an open-label study of 10 NASH patients, please provide your basis for determining that IMM-124E is an "immunomodulator" agent and that it demonstrated a "beneficial effect."

4. On page 61, you state that you are currently in Phase 2B development for IMM-124E for the treatment of NASH. However, it appears that your Phase 2 study of IMM-124E should be characterized as a Phase 2 or Phase 2a study as its objective is to evaluate safety and preliminary efficacy of IMM-124E for the treatment of NASH. Please advise and revise your disclosure as necessary.

5. Please supplementally provide us with the E-coli challenge placebo controlled studies which show that Travelan has been shown to be 90% effective in the prevention of diarrhea.

IMM-124E for the treatment of fatty liver diseases, page 64

6. We note your statement that your studies have shown that the antibodies contained in IMM-124E have a high binding affinity to bacterial LPS specific sites. Please describe the results of your studies which have shown that the antibodies are high affinity. Please also provide us with copies of the studies supporting each of the three enumerated claims on page 64 about the clinical benefit of IMM-124E treatment in fatty liver diseases.

Phase 1/2 - IMM-124E Demonstrated Safety and Significant Anti-Metabolic…, page 66

7. We note your statement that the combined results of the pre-clinical and clinical studies have clearly shown that IMM-124E exerts an immunomodulatory and anti-inflammatory effects resulting in metabolic and liver related biomarkers improvements, and showed strong inhibition of fibrosis. Please revise your disclosure in this statement and

throughout your prospectus as appropriate to remove reference to clinical studies as your clinical trials do not appear to evaluate IMM-124E's effect on fibrosis.

Our Marketed Assets
Travelan – A Unique Product
Marketing and Master Distribution Agreement with UniFirst-First aid Corporation d/b/a Medique Products, page 75

8. We note your response to our prior comment 4. Please expand your disclosure to provide the termination provisions of your agreement with Medique. Similarly, please provide the termination provision of your Development and Supply agreement with Synlait.

You may contact Franklin Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Darrin Ocasio, Esq.
        Sichenzia Ross Ference Kesner LLP